June 14, 2021

Via Edgar

Mr. Edwin Kim

Mr. Larry Spirgel

Mr. Ryan Rohn

Mr. Craig Wilson

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.

Registration Statement on Form F-1

Filed April 1, 2021
File No. 333-254943

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated April 28, 2021 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on April 1, 2021.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Registration Statement on Form F-1
Prospectus Summary, page 1

1.	We note your response to prior comment 1 regarding your relationship with the customers you acquired from Reachnet. You plan to offer Health Advisory and Over-the-Top (“OTT”) Streaming services to these acquired customers noting that they are no longer customers of Reachnet. Since you are offering OTT streaming, please clarify how these 1.8 million users will access your OTT services. For example, please clarify if these customers will still generally be Reachnet customers for internet access. Further, please clarify the revenue sharing agreement that is described in Section 11 of your Supplemental Agreement filed as Exhibit 10.4. It appears that Reachnet will receive 61% of the gross revenue derived from these 1.8 million customers for network support and cable services. Thus, it is unclear why you do not characterize these customers as also being customers of Reachnet. You briefly discuss the revenue sharing arrangement with Reachnet on page 36. Please also clarify the percentage of your $29.9 million in revenue for the six months ended December 31, 2020 is attributable to this revenue sharing arrangement.

Response:

Under the terms of the customer acquisition agreement (the “Customer Acquisition Agreement”) between Reachnet and Lytus Technologies Private Limited (“Lytus India”) dated June 20, 2019, these approximately 1.8 million customers legally belong to Lytus India. These customers are not and will not be Reachnet’s customers for internet access as well as services other than telecast/streaming provided by the Company to its customers. Reachnet has no ownership rights over these customers and all telecast services provided by Reachnet on behalf of the Company, are in the capacity of a third party independent service provider. The arrangement between Lytus India and Reachnet mandates Reachnet, as a third-party service provider, to maintain the infrastructure required to continue telecast services to the customers for which it is paid 61% revenue collected only from the provision of telecast services. All the services (including the internet service) are, as a matter of fact and in law, provided by the Company to its subscribers.

Revenue generated upon launch of the telemedicine, OTT and other services in India will belong 100% to the Company.

Lytus’ customers will be able to access the OTT services at an additional cost in the following ways:

1.	Through an app installed on the Set Top Box in the customer’s home which also provide telecast services.

2.	Through a web portal using either a computer or tablet.

3.	Through apps downloaded from the iOS and or Android store.

The Company has acquired all subscribers of Reachnet for a lumpsum consideration and with the condition that the Company will have control and unconditional entitlement rights over the revenues generated from or related to these subscribers.

In light of the above, the Company has 100% control of and 100% entitlement rights over the revenues accruing and arising to the Company from its subscribers. Reachnet has no control, ownership or entitlement rights over revenue generated from the Company’s subscribers.

The service agreement entered into with Reachnet, obligates Reachnet to retain its infrastructure to provide streaming/telecast services and provide such services to the Company’s subscribers on an on-going basis without disruption or interruption, under the Company’s control, management and supervision. The service charge for providing these services is determined at arm’s length. According to local industry practice, the average industry EBITDA for cable service companies in India is approximately 58% of total streaming revenues. Since the Company intends to work with Reachnet as a strategic partner over the next several years, the Company has agreed to pay Reachnet a service fee at a variable percentage of 61% of the Company’s total streaming/telecast revenue.

Of the 29.2 million in revenue generated from streaming services during the 9 months ended December 31, 2020, the Company has provided for an approximately $16.9 million as service charge payable to Reachnet for the 9-month period ended December 31, 2020.

2.	In your response to prior comment 3, you disclose the related party nature of your acquisitions of Lytus Technologies Private Limited (“Lytus India”) and DDC CATV Network Private Limited (“DDC”) in your corporate history section on page 43. Please also describe the related party relationship of these transactions to your management and their family in the prospectus summary and the related party section on page 66. We also note that your related party section only references related party transactions since the beginning of your last fiscal year and appears to omit several additional transaction noted on pages F-24, F-32 and F-33. Please revise to provide all required related party transactions for the past 3 fiscal years for you and your subsidiaries. Please refer to Item 7.B of Form 20-F.

Response:

In response to the Staff’s comments, we have updated the prospectus and described the related party relationship of these transactions to our management and their family in the prospectus summary as under:

“As discussed in details on page 47, the acquisition of Lytus India was from a related party, Nimish Pandya, the brother of our CEO, Dharmesh Pandya. In addition, the Company has acquired 51% of the total issued and outstanding shares of DDC, which involved (a) the assignment of the rights under the agreement entered into between Lituus Technologies Limited (“LTL”), wherein Dharmesh Pandya was then the CEO of, and the shareholders of DDC India; and (b) the assignment of the rights under the agreement entered into between Jagjit Singh Kohli, who was appointed as our director on April 1, 2020, and the shareholders of DDC.”

In addition, because the Company was incorporated on March 16, 2020, we have revised the related party section on page 72 to include the below related party transactions since the inception of the Company.

“Acquisition of Lytus India and DDC

As discussed above under the Corporate History section on page 47, on March 19, 2020, the Company, Mr. Nimish Pandya, our CEO’s brother, and Mr. Girish Podar, the shareholders of Lytus India, entered into a share purchase agreement, pursuant to which the Company acquired 15,000 shares, representing all of the equity share capital of Lytus India for a purchase price of Rs.150,000 (approximately $2,000).

In addition, on February 21, 2020, LTL, DDC and the DDC Shareholders entered into a share purchase agreement, pursuant to which LTL contracted to acquire 4,900 shares, representing 49% of the outstanding equity share capital of DDC for an aggregated purchase price of Rs.19,208,000 (approximately $255,000).

On February 21, 2020, LTL, DDC and DDC Shareholders entered into a share subscription agreement, pursuant to which LTL has option to subscribe 900,000 shares fully convertible preference shares, representing 100% of the fully convertible preference shares of DDC for an aggregated purchase price of Rs. 90,000,000 (approximately $1,200,000). On February 26, 2020, DDC and DDC Shareholders entered into another share purchase agreement with Mr. Jagjit Singh Kohli, a director of the Company, pursuant to which Mr. Kohli contracted to acquire 200 shares, representing 2% of the equity share capital of DDC for an aggregated purchase price of Rs.784,000 (approximately $10,400).

On March 20, 2020, LTL and Mr. Kohli respectively entered into an assignment of contract with the Company and transferred all of their respective equity interest in DDC to the Company for no consideration. Such transfer was completed on March 31, 2020, resulting in the Company’s owning of 51% of the equity interest in DDC. The Company has the option to purchase 900,000 fully convertible preference shares of DDC for Rs. 90,000,000, subject to the increase of the authorized share capital of DDC, the approval of the Reserve Bank of India and other Indian company law requirements.

The acquisition of the majority of DDC’s equity involved our CEO, Dharmesh Pandya, who was then also the CEO of LTL, and Jagjit Singh Kohli, who was later appointed as our director on April 1, 2020.

Loan From a DDC Director

There is a pre-existing loan of approximately $1.5 million from a director of DDC that was given before the Company acquired a majority interest in DDC. This loan bears no interest is and repayable on demand.

Sale of the unstructured CWIP to the Previous Promoter

During the process of acquiring Lytus India, the unstructured capital work in progress (CWIP) was transferred to an independent company where Mr. Jagjit Singh Kohli (a previous promoter) had control for $3,583 against loan repayable to Lytus India.”

3.	On page 4, you reference a redeemable debenture with a principal value as high as $47.6 million, pending regulatory approval. Please identify the investor issuing the debt and file the debt agreements as an exhibit pursuant to Item 601(b)(10) of Regulation SK.

Response:

In response to the Staff’s comments, we have previously filed Agreement for Subscription of Debentures as Exhibit 10.11. We respectfully request the Staff to treat the identity of the investor as confidential information based on Item 601(b)(10)(iv) of Regulation S-K. We have not signed any additional debt agreements with the investor.

Capitalization, page 32

4.	We note your revised disclosure in response to prior comment 4. Please remove your liabilities of Customer Acquisition Payable and Deferred Tax Liability from your Capitalization table as these are not Cash or Cash and Equivalents. Also, expand your table to show amounts and adjustments presented from historical to pro forma to adjusted pro forma. Refer to Rule 11-02(a)(4) of Regulation S-X.

Response:

In response to the Staff’s comments, we have revised the Capitalization table as below:

	As of December 31, 2020
	Historical (unaudited)	Pro Forma	Adjustments
Cash and Cash Equivalents	$100,254	$27,475,000	$27,575,254
Equity
Equity Share Capital	341,541	27,195	368,736
Other Equity	11,097,209	27,447,797	38,545,006
Total Lytus Equity	11,438,750	27,474,992	38,913,742
Noncontrolling interest	13,826	—	13,826
Total Equity	11,452,576	27,474,992	38,927,568
Total Capitalization	$11,552,830	$54,949,992	$66,502,822

Key Factors For Our Performance, page 35

5.	We have reviewed your response to prior comment 5. We note you currently present the number of subscribers as of March 31, 2020. Please expand your disclosure to also disclose the number of subscribers as of December 31, 2020. In addition, you currently present a percentage for your net surplus rate. Please disclose your net surplus rate as of March 31, 2020 and December 31, 2020. Further, it is unclear why you disclose your net surplus rate as a percentage. That is, you define net surplus rate as the net cash available after adjusting the operational costs for streaming services. Please advise or revise accordingly.

Response:

In response to the Staff’s comments, we have revised our disclosure on page 38 as follows:

“NSR was 39% and 39% as of March 31, 2020 and December 31, 2020, respectively. NSR is specified in terms of a percentage in pursuant to the Customer Acquisition Agreement wherein we have arranged for an operational set-up at a fixed rate of 61% of the aggregate revenue in streaming services.”

The Company has acquired all subscribers of Reachnet and it has engaged Reachnet for provision of streaming services for and on its behalf. The Company incurs no other operating costs for the provision of streaming/telecast services. The net surplus rate is disclosed as the surplus revenue after netting off the operating costs for provision of streaming/telecast services.

The Company’s arrangement with Reachnet is not based on a fixed service charge or cost-plus margin, but is based on a variable factor i.e. 61% of the revenues accrued and received from streaming services. The Company continues to be responsible for capital expenditure or the infrastructure costs, wherever required, such as set-top boxes, fiber optic network, etc. for the provision of streaming services. Since, these are not operating costs, they have not been mentioned in the context of net surplus rate.

We have also revised the Registration Statement to include the following– “The service charge is determined at arm’s length and according to the industry practice, wherein the average industry EBITDA for cable service companies in India is approximately 58% of the total streaming revenues. Accordingly, we have agreed to determine the service charge vis-à-vis our arrangement with Reachnet at a variable percentage of 61% of our total streaming revenue.”

We have also expanded our disclosure to disclose that as of December 31, 2020, we had approximately 1.8 million subscribers.

Critical Accounting Policies, page 36

6.	Revise your policies to address the valuation assumptions and estimates and policy for impairment related to your Customer Acquisition intangible asset of $59 million acquired from Reachnet. While you have obtained some deferral of payment due on this asset its recoverability should be addressed in your Critical Accounting Policies.

Similarly, revise your Critical Accounting Policies to address the collectability of the $20.6 million Trade Receivable and $15.6 million Other Receivables due from DDC CATV and Reachnet respectively. You rely upon India lifting COVID restrictions for collections of these receivables yet we note the COVID caseload in India is now reaching and exceeding global records. Address the impact of this continuing and worsening event on your asset impairments and collectability.

Response:

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

While we acknowledge that the current situation on the ground on account of the COVID-19 pandemic is grim, with the efforts currently implemented by the Indian government in conjunction with the U.S. and other countries, the number of new cases reported is already seeing a steady decline in major metro areas where most of the Company’s customers reside.

The Company’s business continues to be adversely affected by the COVID-19 crisis in India. However, we believe that steps implemented by the Company since the last lockdown in April 2020 and successive lockdowns thereafter, will enable the Company to keep the disruption caused by the COVID-19 pandemic to a minimum.

The Company does not expect the lockdown to cause any asset impairment. While we expect the lockdown to delay the collection processes from various offices in the country temporarily, there should be no impact on collectability of those payments from customers.

In response to the current lockdown, the Company’s management has been in close communication with the Reachnet’s operational team to identify and address any impact to the business. Upon the relaxation of the lockdown, the Company will work expeditiously to resume normal functionality.

Given that Reachnet is an ongoing operations partner of Lytus India with respect to the telecasting business, the collectability of the amounts does not pose a significant risk for the following reasons:

1.	Reachnet is a licensed cable company and is regularly audited by the Ministry of Information and Broadcasting. These audits regularly confirm number of subscribers and subscriptions fees reported in the Nationwide SMS platform (Subscriber Management Platform);
2.	The Management of the Company and Reachnet have implemented protocols requiring the finance teams of both companies to closely monitor the amounts receivable and payable providing relevant confirmations periodically;
3.	To the extent that Reachnet is unable to collect or pay the amounts owed to the Company, the Company has the ability to set those amounts off against any future payments to Reachnet in conjunction with the ongoing operations of the company; and
4.	The Company has the ability to take legal action against Reachnet and or its Directors for nonpayment of dues owed to the Company. Under Indian law, remedies pursued against the management of Reachnet can be both civil remedies as well as remedies under the Indian Penal Code.
5.	Upon ending of the lockdown and reconciliation of all payments with Reachnet, the Company intends to implement a direct billing system with its customers so that it has better visibility and control over revenue streams from customers.

In response to the Staff’s comments on valuation assumptions and estimates and policy for impairment related to Customer Acquisition we have following response:

Please refer intangible assets accounting policy on page F-53 for assumptions and estimates. For impairment of intangible asset, we have inserted following policy on page F-55 of the Registration Statement as under:

“Impairment of property, plant and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Furthermore, in response to the Staff’s comments, we have included following critical accounting policy on page 39 to address the collectability of the Trade Receivable and Other Receivables due from DDC CATV:

“Assessment as to whether the trade receivables and other receivables from Reachnet are impaired:- When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Reachnet the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

COVID-19 pandemic and re-lockdown measures taken by the government of Maharashtra, India is of short term nature and ought to have no impact on collectability of the $20.6 million Trade Receivable and $15.6 million Other Receivables due from DDC CATV and Reachnet respectively.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Effective April 2, 2021, the Indian Government in an effort to control the COVID-19 Pandemic has imposed lockdown in different parts of India, extending until July 1, 2021. With the number of new COVID-19 cases stabilizing in the major metro areas, we expect the lockdown to be relaxed effective July 1, 2021. However, future lockdowns cannot be ruled out because of the nature of the pandemic.”

Going Concern, Liquidity and Capital Resources Note on Going Concern, page 39

7.	We note your response to prior comment 6 regarding your inability to settle $15 million in accounts receivable with Reachnet due to the inability of banks and customers to process transactions by cash. Your disclosure indicates that a third-party review of the issue with Reachnet and its subscribers was ongoing through May 31, 2021. Please provide an update to this review, the resolution of the amounts owed to you, and how you intend to change your operations and billing processes to avoid further issues in the future. Please also disclose the payments you have already made to Reachnet as part of the $59 million acquisition of its customers. Also, please clarify whether the payment processing issues and potential write-off of outstanding balances owed impacted your subscriber or user figures. It is not clear if you still have 1.8 million subscribers that are regularly paying their monthly subscription fees, or if they have cancelled service due to payment issues.

Response:

As per the terms of the third supplemental agreement dated February 5, 2021, the Company has committed to making all payment due to Reachnet upon submission of a final report from an independent consultant retained to carry out a routine business technical review of the operations. This exercise was undertaken to ensure a smooth transition of the operational system to the Company. The submission of the independent consultant’s final report has be delayed on account of the impending lockdown in different parts of India.

Once the report is submitted to the board and the transition implementation is complete, the following steps are expected to be implemented:

●	Both the parties shall determine the total receivables as on May 31, 2021 (or the final day of the lockdown, whichever is later).

●	Reachnet will pay the Company all amounts due to the company (approximately US$33 million) as of December 31, 2020..

●	Simultaneously, the Company will pay all amounts owed by it to Reachnet (approximately US$30 million against the total payment obligation of approximately US$ 60 million).

No money has currently been paid to Reachnet under the contract pending the submission of the independent consultant’s report. Post implementation of this payment settlement, the Company intends to, on a going forward basis, directly bill subscribers and maintain direct relationships with the local agents responsible for collecting subscription revenue from customers.

The payment processing issues triggered by the series of COVID-19 related lockdowns and potential write-off of outstanding balances owed have not impacted our subscriber numbers. We still have approximately 1.8 million subscribers that are regularly paying their monthly subscription fees.

Large Payment Obligation by the Company, page 40

8.	Revise the discussion of your Reachnet payment obligation to note the dollar amounts of the obligation and periodic four installment payments in a manner similar to your disclosure of amount in the following paragraph of the receivable of $15.6 million due from Reachnet. In this regard, revise to clarify the disclosure under the “Note on Liquidity and Capital Resources” as to why the “principal amount of “(y)our debt as of March 31, 2020 was $1,587,216 and for the period ended December 31, 2020 was $1,597,777” and is not including the Reachnet payment obligation among other amounts due as reflected in your balance sheet.

In addition, revise to clarify what caused the disclosed increase in the Reachnet receivable to $29 million for the 9 months period ended December 31, 2020 and reconcile the amount to your financial statements.

Response:

“Note on Liquidity and Capital Resources” relates to borrowings whereas our payment obligation to Reachnet is not a traditional debt or loan but is merely a long-term payable to Reachnet. In response to the Staff’s comments, we have revised “Note on Liquidity and Capital Resources” for Reachnet payment obligation on page 43 as under:

In order to establish our customer base, the Group has acquired customers from Reachnet Cable Services Private Limited (“Reachnet”), through an Agreement to Acquire Customers dated June 20, 2019, and the income entitlement rights from April 1, 2019, for a consideration of approximately $59 million. This amount is payable in four equal installments (25% each) on or before July 31, 2020 (or at a mutually agreeable date upon the ending of the COVID-19 lockdown restrictions), March 31, 2021, March 31, 2022 and March 31, 2023, respectively. Further revision was made to the payment terms and, pending review of subscribers data, the Company has agreed to complete its payment obligations on or before March 31, 2021 and if not, shall have an option to offset the same with the balances receivables with the same entity. The payable to Reachnet for customers is not traditional debt or loan it is merely long-term payable and hence it is not considered as debt.

The reconciliation for increase in Revenue to $29 million for the 9 months period ended December 31, 2020 is given as under:

On and after April 1, 2020, the revenue for interim period of 9 months ended December 31, 2020 is $29 million at gross level, with operation expenses for streaming services being separately recorded at $17 million. Both the items are separately disclosed. However, in the preceding period ended March 31, 2020, the Other Income of $15 million is disclosed at net level i.e. accrual of revenue of $40 million and operating expenses for streaming services of $25 million, disclosed at net amount as Other Income.

The below table elucidates the reconciliation for increase in Trade Receivables for the 9 months period ended December 31, 2020.

Particulars	As of December 31, 2020	As of March 31, 2020
	(US$)	(US$)
	Unaudited	Audited
Trade receivables:
Receivables from Reachnet	$33,348,907	-
Receivables from others	481,310	390,151

Total receivables	$33,830,217	$390,151

Receivables from Reachnet for the period up to March 31, 2020 was recognized under “Note 7 – Other Receivables”, aligning itself with the nature of revenue recognized as “Other Income” up to March 31, 2020, whereas Receivables from Reachnet and Other Customers for the period April 1, 2020 to December 31, 2020 was recognized as “Receivable from Others”, aligning with the nature of revenue recognized as “Operating Revenue”.

Corporate History, page 43

9.	We note your response to prior comment 10. Please address the following items:

●	We continue to note that Lytus India was acquired on March 19, 2020 and DDC was acquired on March 31, 2020, both of which were acquired prior to the completion of your fiscal year end of March 31, 2020. Given the results of your significance tests, please provide historical audited financial statements for the two most recent fiscal years and recent interim period. Refer to Question 16 of the Jumpstart Our Business Startups Act Frequently Asked Questions located on our website at Jumpstart Our Business Startups Act, Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act (sec.gov) and Rule 8-04(c) of Regulation S-X.

●	The historical audited financial statements for Lytus Technologies Private Limited contained in Exhibit 99.1 are labeled as “Projected.” Please advise or revise accordingly.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that DDC is not regarded as a predecessor of the Company. The memorandums of our analysis regarding the accounting status of the acquisitions of DDC and Lytus India are attached hereto as Annex A and Annex B.

We have removed the historical audited financial statements for Lytus Technologies Private Limited as an exhibit.

Given the results of our significance tests, we have provided historical audited financial statements for the two most recent fiscal years and recent interim period for DDC, which are included in the appendix as Exhibit 99.1.

Our Business, page 43

10.	In your response to prior comment 8, we note your revised disclosure regarding your Global Health Sciences, Inc. (“GHSI”) acquisition, which offers telemedicine solutions to 125 U.S. doctors. However, your disclosure indicates that GHSI did not commence operations until you acquired it in October 2020. Please describe the development of the software and solutions offered to the U.S. doctors by GSHI, and whether you generate material amounts of revenue from these customers. For example, please clarify whether the software offered to U.S. doctors was developed by Lytus India and comparable to the services offered to physicians in India, or if it restricted to videoconferencing or virtual appointment solutions. Further, in light of your cancellation of agreements with content providers, please clarify where you receive content, either health or entertainment-related.

Response:

GHSI’s business is focused on remote patient monitoring devices. These devices installed at the homes of the patients of participating physician’s practices are sourced from various Health Insurance Portability and Accountability Act (HIPAA) and FDA compliant vendors. These devices have the monitoring and reporting software pre-installed in them. GHSI currently has not developed any proprietary software that is deployed with patients in the USA. While the revenue generated by these devices are currently not significant from an organizational perspective, GHSI expects to roll out these devices to additional patients in the near future. We expect that the additional rollout of devices will generate significant revenue for the Company.

The telemedicine service in India operates under a different model. The technology platform used to book doctor appointments and video conference with doctors collects data and then connects the patient to a captive team of physicians which provide the medical consulting service. The technology platform used by the India telemedicine team is proprietary and developed by Lytus India.

The Company does not itself obtain or contract for the content it uses currently. The content provided to our customers is through the license agreement that DDC currently has with broadcasters such as ESPN, SonyTV, ZEE TV and BBC.

Management, page 61

11.	We note your responses to prior comments 11 and 12 regarding your corporate governance provisions. Your response to prior comment 12 indicates that you provided a description on pages 5 and 22 of the differences between companies using the foreign private issuer exemption and the requirements for domestic companies. Please note, however, that you provided the differences in SEC disclosure obligations between foreign private issuers and domestic filers on pages 5 and 22. Under Nasdaq Listing Rule 5615(a)(3), foreign private issuers are not subject to certain Nasdaq corporate governance requirements if they elect to adopt home country corporate governance requirements instead of those required for domestic companies under Nasdaq listing standards. Please clarify if you intend to avail yourself of the home country exemption for Nasdaq corporate governance rules available to foreign private issuers. You should clarify the material differences between the corporate governance requirements for domestic companies and your BVI home rule requirements. Further, to the extent that you will not be using the home rule exemption for corporate governance provisions, please clarify whether more stringent requirements for domestic companies are mandatory under your charter or if it is discretionary. We note, for example, that you indicate in your response letter that you will hold annual meetings and director elections, but we did not find any provisions that they are required in your Memorandum and Articles of Association filed as Exhibit 3.1.

Response:

In response to the Staff’s comment, we currently do not intend to rely on home country practice with respect to our corporate governance after we complete with this offering. we have revised the risk factor on page 28 as follows:

“As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

As an exempted British Virgin Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board to be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; and

●	have annual meetings and director elections.

Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete with this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.”

In addition, we have included the following disclosure on page 6 of the Registration Statement under “Foreign Private Issuer Status”:

“As an exempted British Virgin Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board to be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; and

●	have annual meetings and director elections.

Currently, we do not intend to rely on home country practice with respect to our corporate governance and we intend to fully comply with the Nasdaq Stock Market corporate governance listing standards after we complete with this offering. For example, we intend to have mandatory annual meetings and director elections after this offering.”

Experts, page 92

12.	We have reviewed your response to prior comment 7 and note that you now include the valuation report from your valuation expert as an exhibit. We further note that you have provided a consent from this valuation expert. Please provide disclosure of this valuation expert under Experts. Refer to Item 509 of Regulation S-K.

Response:

In response to the Staff’s comment, we have included Niranjan V. Shah & Associates as our valuation expert under Experts.

Index to Consolidated Financial Statements, page F-1

13.	We note your response to prior comment 9 that Lytus India and DDC are determined to be predecessors of the Company. As such, your historical audited financial statements should be presented as predecessor and successor. Refer to Instructions to Item 8 of Form 20-F as well as Rule 405 of Regulation C and Articles 3 and 10 of Regulation S-X.

Response:

As mentioned in our response to comment No. 9 above, DDC is not regarded as a predecessor of the Company since it does not meet the materiality threshold under the provisions. In addition, we have moved the Consolidated Statements of Financial Position of Lytus India from Exhibit 99.2 and added them to the Registration Statement starting from page F-2. The accounts have now been presented as predecessor and successor accounts as required by Item 8 of Form 20-F as well as Rule 405 of Regulation C and Articles 3 and 10 of Regulation S-X.

Note 3 - Other Income, page F-20

14.	We have reviewed your response to prior comment 17 as it relates to the approximate US$15 million net surplus related to the transaction with Reachnet. Tell us why this amount was not recognized as an adjustment to the purchase price of this transaction, including the accounting guidance that you considered.

Response:

In response to the Staff’s comments, for adjustments of surplus with the acquisition cost, we have following response:

The acquisition of customers is an independent transaction and its cost is measurable as per IAS 38. The surplus generated is not required to be adjusted against the customer acquisition, since acquisition and surplus are two different transactions, occurring at different time period. Surplus is after adjusting the streaming cost required to be payable to Reachnet and hence adjustment to cost is not required. Please see our accounting guidance in the memorandums attached hereto as Annex C and Annex D.

In addition, the US$15 million net surplus cannot be adjusted or netted off for the following reasons:

The third supplemental agreement signed between Reachnet and the Company dated February 5, 2021 permits the parties to set off payable amounts and receivables under the contract. However, upon advice from local counsel, the parties have chosen to process the payments (and not set off) under the agreement for the following reasons:

●	The transactions for recognition of income and for customer acquisition are two separate transactions under Indian law and will be deemed to be such by local regulatory authorities, even though they may have occurred in close proximity from a timing perspective. Further, the US$15 million is already adjusted with operating streaming costs i.e. Operating Steaming Costs of US$15 million was adjusted with Revenue of US$ 40 million, with the net amount disclosed as Other Income.
●	The customer acquisition contract is covered by the application of the Foreign Exchange Management Act (FEMA) which governs cross border transactions between parties. The compensation for intangible will be funded partly through foreign remittances whereas the “other income” is received in Indian Rupees through internal accruals of performing streaming services. Under advise from local counsel, since the Indian Rupee is not fully convertible currency, these amounts cannot be automatically adjusted against each other without prior permission from the Reserve Bank of India.

●	Further, from an income tax and from the indirect tax perspective, the “other income” cannot be adjusted against the compensation for intangibles. Such a set off will likely create a mismatch in the calculation of the Indirect taxes to be payable each of the transactions.
●	Based on the above, the management teams of Reachnet and the Company have agreed to process payments due to each other at the earliest opportunity upon the ending of the lockdown.

Note 1 - Nature of Operations and Summary of Significant Accounting and Reporting Policies Basis of Consolidation, page F-44

15.	Please update your table to reflect your acquisition of Global Health Technologies, Inc. to be consistent with your diagram on page 1.

Response:

In response to the Staff’s comment, we have updated the table on page F-45 to reflect our acquisition of Global Health Technologies, Inc.

Revenue, page F-46

16.	Please disaggregate your revenue by source. In this regard, we note you have subscription revenues, carriage/placement/marketing incentive revenues, and advertising revenues. Refer to IFRS 15.114 and 115.

Response:

We have already disaggregated the revenues by source (i.e. subscription revenues, carriage/placement/marketing incentive revenues, and advertising revenues) and have further included in Note No. 1 on the Revenue Recognition Policy on page F-12:

“The Company’s disaggregated revenues are disclosed in the consolidated statements of operations.”

Note 6. Trade Receivables, page F-57

17.	Please revise to explain the source and nature of the “Receivables from Others” noted under your trade receivables. In this regard, tell us how your classification of these receivables follows or differs from your classification of the Reachnet receivable under the titled caption, “Note 7 - Other Receivables” on page F-57.

Response:

In response to the Staff’s comments, for adjustments of surplus with the acquisition cost, we have following response:

Receivables from Reachnet for the period up to March 31, 2020 was recognized under “Note 7 – Other Receivables”, aligning itself with the nature of revenue recognized as “Other Income” up to March 31, 2020, whereas Receivables from Reachnet and Other Customers for the period April 1, 2020 to December 31, 2020 was recognized as “Receivable from Others”, aligning with the nature of revenue recognized as “Operating Revenue”.

Note 17 - Equity, page F-62

18.	We note you issued 33,854,062 shares in the nine months ended December 31, 2020. Please provide disclosure to provide context of this issuance, including who the shares were issued to and at what price.

Response:

Due to an inadvertent mistake on our part, in our last filing, we have described the shares as “issued.” These shares were originally issued to our CEO, Dharmesh Pandya, and then transferred to individuals on an independent basis. These shares were transferred at no cost. We have revised our disclosure on page II-1 as follows:

“Since our inception, we have issued an aggregate of 34,154,062 common shares to our Chief Executive Officer, Dharmesh Pandya for his service rendered to the Company. Mr. Pandya has later transferred an aggregate of 7,925,160 common shares to certain persons, resulting in his current holding of 26,221,207 common shares of the Company (including 2,621,371 shares held by Lytus Trust).

The share issuances to Mr. Pandya were deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering. In addition, certain share issuances were deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S promulgated thereunder by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.”

Exhibits

19.	Please file your exhibits in a proper electronic format pursuant to Rule 102 of Regulation S-T. We note that exhibits 3.1, 3.2, 10.3, 10.6, 10.7 and 10.12 were filed in a format that is not searchable by character or text. Please refer to Section 2.1 of the EDGAR Filer Manual Volume II for further guidance.

Response:

In response to the Staff’s comments, we have re-filed exhibits 3.1, 3.2, 10.3, 10.6, 10.7 and 10.12 in a format that is searchable with this Amendment No.1 to the Registration Statement.

If you have any questions, please do not hesitate to contact the undersigned at dharmesh@lytuscorp.com, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.

Annex A

Lytus Technologies Holdings PTV. LTD. A-21, 1st Floor, Ghanshyam Industrial Estate Off Veera Desai Road, Andheri West Mumbai, India 400053

To	File	Date	November 30, 2020
Re	Accounting for the Acquisition of DDC	From	Management

Background

Lytus Technologies Holdings PTV. Ltd. (“Lytus”, “Lytus Group”, or the “Company”) is a growing platform services company primarily providing content and streaming services to users located all across India. The Company provides a wide range of streaming services and plans to expand its scope of business to cover telemedicine services. The Company is a holding company incorporated under the laws of British Virgin Islands (“BVI”) on March 16, 2020.

DDC CATV Network Private Limited (“DDC”) is a licensed Multi System Operator (MSO) in the business of telecasting/streaming of broadcast channels (both owned channels as well as redistribution) to subscribers for a subscription charge depending upon the services and content chosen by the subscriber.

On February 21, 2020, Lituus Technologies Limited (“Lituus”), DDC, and all of the shareholders of DDC (the “DDC Shareholders”) entered into a share purchase agreement, pursuant to which Lituus acquired 4,900 shares, representing 49% of the outstanding equity share capital of DDC for an aggregated purchase price of INR 19,208,000 (approximately $255,000).

On February 21, 2020, Lituus, DDC and the DDC Shareholders entered into a share subscription agreement, pursuant to which Lituus has the option to subscribe 900,000 shares fully convertible preference shares, representing 100% of the fully convertible preference shares of DDC for an aggregated purchase price of INR 90,000,000 (approximately $1,194,820).

On February 26, 2020, DDC and the DDC Shareholders entered into another share purchase agreement with Mr. Jagjit Singh Kohli, a director of the Company, pursuant to which Mr. Kohli acquired 200 shares, representing 2% of the equity share capital of DDC for an aggregated purchase price of INR 784,000 (approximately $10,410).

On March 20, 2020, Lituus and Mr. Kohli, respectively, entered into an assignment of contract (the “Share Assignment Agreement”) with the Company and transferred each of their respective equity interests in DDC to the Company for an aggregate purchase price of INR 19,992,000 (approximately $265,410). Such transfer was formally approved by the Company’s Board of Directors and completed on March 31, 2020, resulting in the Company owning of 51% of the outstanding equity interests in DDC.

The purpose of this memorandum is to document the Company’s accounting regarding the acquisition of DDC.

Documents Reviewed

In connection with the acquisition of DDC, management reviewed the following key documents:

1.	Share Purchase Agreement by and among DDC CATV Network Private Limited and Lituus Technologies Limited dated as of February 21, 2020;
2.	Share Subscription Agreement by and among DDC CATV Network Private Limited and Lituus Technologies Limited dated as of February 21, 2020;
3.	Share Purchase Agreement by and among DDC CATV Network Private Limited and Mr. Jagjit Singh Kohli dated as of February 26, 2020; and
4.	Assignment of Contract by and among Lituus Technologies Limited and Lytus Technologies Holding PTV. LTD. dated as of March 20, 2020.

Lytus Tech Holdings Accounting for DDC Acquisition December 1, 2020

Issues

1.	Accounting for Business Combinations – Does the acquisition of DDC meet the definition of a business combination?
2.	Identifying the Accounting Acquirer – Who is the accounting acquirer?
3.	Determining the Acquisition Date – What is the acquisition date?
4.	Recognizing Assets Acquired and Liabilities Assumed – What is the fair value of the identifiable assets acquired and liabilities assumed?
5.	Recognizing and Measuring Goodwill or a Gain From a Bargain Purchase – Does the consideration transferred result in the recognition of goodwill or a gain from a bargain purchase?

Authoritative Guidance

IFRS 3, Business Combinations

Discussion

Issue 1: Does the acquisition of DDC shares meet the definition of a business combination?

IFRS 3 defines a business combination as a transaction or other event in which an acquirer (an investor entity) obtains control of one or more businesses. If the (net) assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. An entity shall account for each business combination by applying the acquisition method.

IFRS 3 defines a business as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities.”

DDC has significant on-ongoing business operations, processes, and outputs, Therefore, DDC meets the definition of a business as there are inputs and processes which have the ability to generate outputs (revenues). The guidance set forth in IFRS 3 requires an entity to account for each business combination by applying the acquisition method. The acquisition method requires the completion of the following steps:

1.	Identifying the acquirer;
2.	Determining the acquisition date;
3.	Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and
4.	Recognizing and measuring goodwill or a gain from a bargain purchase.

The Company has accounted for this business combination under the acquisition method of accounting in accordance with the provisions of IFRS 3.

Issue # 2: Who is the accounting acquirer?

The acquisition method is applied from the point of view of the acquirer – the entity that obtains control over an acquiree. An acquirer must therefore be identified for each business combination. In determining the accounting acquirer, IFRS 3 takes an in-substance approach rather than relying solely on the legal form of the transaction. This in-substance approach considers specific facts and circumstances beyond the rights of the combining entities themselves. It also considers the relative rights of the combining entities’ owners before and after the transaction.

Upon the formal approval of the Share Assignment Agreement, the Company acquired 51% of the outstanding voting interests (control) of DDC through the transfer of certain cash consideration. Accordingly, management concluded the Company to be the accounting acquirer.

Lytus Tech Holdings Accounting for DDC Acquisition December 1, 2020

Issue #3: What is the acquisition date?

IFRS 3 defines the acquisition date as the date the acquirer obtains control of the acquiree. In a combination effected by a sale and purchase agreement, this is generally the specified closing or completion date (the date when the consideration is transferred and acquiree shares or underlying net assets are acquired).

The Company has determined that the formal approval of the Share Assignment Agreement by the Company’s Board of Directors of March 31, 2020 is the acquisition date as this is the day the Company gained control of DDC.

Issue #4: What is the fair value of the identifiable assets acquired and liabilities assumed?

The acquisition method requires the acquirer to recognize and measure assets acquired, and liabilities assumed, separately from any goodwill and any noncontrolling interest in the acquiree, at fair value at the acquisition date. To assist with the identification and valuation of certain assets acquired and liabilities assumed in the acquisition, the Company engaged a third-party valuation specialist. The fair values for identifiable assets and liabilities are summarized below:

Carrying Value vs. Fair Value Analysis (in thousands)

	Carrying Value (INR)		Fair Value (INR)		Fair Value (USD)[1]	Valued by 3PS?
Assets:
Property and equipment	INR	85,157,452	INR	85,157,452	$1,131,743	No
Intangible assets		28,243		28,243	375	[Yes]
Deposits		2,904,765		2,904,765	38,604	No
Non-current loans and advances		4,520,003		4,520,003	60,071	No
Trade and other receivables		29,388,105		29,388,105	390,568	No
Cash and cash equivalents		3,056,613		3,056,613	40,622	No
Deferred tax assets		3,976,181		3,976,181	52,843	No
Other current assets		8,065,917		8,065,917	107,196	No
Total assets	INR	137,097,459	INR	137,097,459	$1,822,022

Liabilities:
Borrowings	INR	123,204,097	INR	123,204,097	$1,637,382	[Yes]
Other current liabilities		765,860		765,860	10,178	No
Trade and other payables		19,536,399		19,536,399	259,639	No
Total liabilities	INR	143,506,356	INR	143,506,356	$1,907,199

Net assets (liabilities) (@ 51%)	INR	(6,408,897)	INR	(6,408,897)	$(85,083)
Noncontrolling interest in DDC (@ 49%)	INR	(3,140,360)	INR	(3,140,360)	$(41,691)

1 Amounts converted at a rate of INR 1 = USD 0.01329 (as of March 31, 2020). Exchange rate data obtained from Oanda.com.

Lytus Tech Holdings Accounting for DDC Acquisition December 1, 2020

Working capital accounts

The carrying values of cash and cash equivalents accounts approximated the fair values and represent a level one fair value measurement. Management concluded that for other working capital accounts, the historical carrying value approximated fair value due to the short-term nature of the asset or liability.

Property and equipment

The Company’s property and equipment (fixed assets) primarily consist of the following:

1.	Set top boxes (onsite equipment);
2.	Computer equipment;
3.	Plant and machinery; and
4.	Furniture and other equipment.

Management believes the carrying values of property and equipment approximated the fair values as the Company historically applied the correct useful life to each asset and that applying its capitalization and depreciation policy to its own assets is a proper method to estimate fair value. The Company recorded the net book value of its fixed assets (on the closing date) as the new gross value of the assets by eliminating the historical accumulated depreciation and recording the offset to the natural fixed asset account.

Management reviewed the useful lives assigned to the Company’s finite lived fixed assets and concluded that the consummation of the acquisition did not impact the previously assigned useful lives of its fixed assets. Management believes the remaining useful lives effective as of the closing date of the Merger continue to be appropriate.

Intangible assets

An essential part of the acquisition method is the recognition and measurement of identifiable intangible assets, separate from goodwill, at fair value. Intangible assets are identified based on the contractual-legal and separability criteria described in the guidance. All identifiable intangible assets are presumed to be reliably measurable and should be recognized and measured at fair value.

The relief from royalty method of the income approach was employed to value the trademark acquired. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset.

The Company determined an assigned useful life of 5 years related to the trademark acquired. The Company believes the assigned useful life to be appropriate.

Income taxes

For tax purposes, the acquisition of DDC by the Company was treated as a stock acquisition and all assets acquired and liabilities assumed retained their historical carryover tax basis. Thus, the Company recorded deferred taxes related to any book vs. tax basis difference in such assets and liabilities. These differences resulted in an overall net deferred tax asset position after the acquisition as the aggregate tax basis of acquired liabilities are significantly in excess of the aggregate book basis. The Company has applied an appropriate enacted tax rate based upon historical evidence as well as consideration of when the asset/liability is expected to be utilized. Management considered whether there were any uncertain tax positions related to historical positions taken and concluded that no material uncertainties existed.

Borrowings (Debt)

Management’s significant assumptions in valuing borrowings assumed relate to the estimated discount rate and carrying the debt to maturity. The term of the assumed cash flows was consistent with the legal documents for the respective debt agreement.

Lytus Tech Holdings Accounting for DDC Acquisition December 1, 2020

Issue #5: Does the consideration transferred result in the recognition of goodwill or a bargain purchase?

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is also affected by assets and liabilities that are not recognized at their fair values (e.g., deferred income taxes).

Under IFRS 3, an acquirer in a business combination recognizes 100% of the fair value of the business acquired (i.e., the full fair value of the assets acquired, liabilities assumed and any noncontrolling interests, with certain exceptions) as of the acquisition date. This is referred to as the “fair value exercise” and is applicable without regard to the actual controlling ownership interest acquired. This principle applies whether control is obtained by purchasing an acquiree’s net assets, purchasing some (or all) of the acquiree’s equity interests, by contract alone, or by other means. The result under IFRS 3 is that recognized goodwill will represent all of the goodwill of the acquired business; not just the acquirer’s share.

IFRS 3 provides that the consideration transferred in a business combination is required to be measured at fair value, which is to be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

While the full goodwill of an acquired business is recognized under the acquisition method of accounting, goodwill generally is the residual amount after the recognition and measurement of all assets acquired, liabilities assumed, and any noncontrolling interests. Under IFRS 3 goodwill is calculated as the difference between the aggregate of the following:

1.	The acquisition-date fair value of the consideration transferred (i.e., the “purchase price”);
2.	The acquisition-date fair value of any noncontrolling interest in the acquiree; and
3.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

4.	The amount of acquisition-date identifiable assets acquired net of liabilities assumed, both measured in accordance with the guidance in IFRS 3.

Based on the total purchase price of INR 19,992,000 (approximately $265,410), the total fair value of net liabilities assumed of INR 6,409,077 (approximately $85,083), and noncontrolling interests of INR 3,140,360 (approximately $41,691) the Company will recognize goodwill of INR 23,260,717 (approximately $308,802). Goodwill recognized on the acquisition relates to the expected growth, cost synergies and the value of DDC’s workforce which cannot be separately recognized as an intangible asset.

Annex B

Lytus Technologies Holdings PTV. LTD. A-21, 1st Floor, Ghanshyam Industrial Estate Off Veera Desai Road, Andheri West Mumbai, India 400053

To	File	Date	November 30, 2020
Re	Accounting for the Acquisition of Lytus India	From	Management

Background

Lytus Technologies Holdings PTV. Ltd. (“Lytus”, “Lytus Group”, or the “Company”) is a growing platform services company primarily providing content and streaming services to users located all across India. The Company provides a wide range of streaming services and plans to expand its scope of business to cover telemedicine services. The Company is a holding company incorporated under the laws of British Virgin Islands (“BVI”) on March 16, 2020.

On March 19, 2020, the Company entered into a definitive share purchase agreement with Lytus Technologies Private Limited (“Lytus India”) pursuant to which the Company acquired 15,000 shares (representing all of the equity share capital of Lytus India) for an aggregate purchase price of INR 150,650 (approximately $2,000). Lytus India provides technology enabled customer services, which includes streaming and content services. The present device is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services such as Medtech Internet of Things (“IOT”).

The purpose of this memorandum is to document the Company’s accounting regarding the acquisition of Lytus India.

Documents Reviewed

In connection with the acquisition of Lytus India, management reviewed the Share Purchase Agreement by and among Lytus Technologies Holdings PTV. LTD. and Lytus Technologies Private Limited dated as of March 19, 2020 (the “Purchase Agreement”).

Issues

1.	Accounting for Business Combinations – Does the acquisition of Lytus India meet the definition of a business combination?
2.	Identifying the Accounting Acquirer – Who is the accounting acquirer?
3.	Determining the Acquisition Date – What is the acquisition date?
4.	Recognizing Assets Acquired and Liabilities Assumed – What is the fair value of the identifiable assets acquired and liabilities assumed?
5.	Recognizing and Measuring Goodwill or a Gain From a Bargain Purchase – Does the consideration transferred result in the recognition of goodwill or a gain from a bargain purchase?

Authoritative Guidance

IFRS 3, Business Combinations

Discussion

Issue 1: Does the acquisition of Lytus India meet the definition of a business combination?

IFRS 3 defines a business combination as a transaction or other event in which an acquirer (an investor entity) obtains control of one or more businesses. If the (net) assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. An entity shall account for each business combination by applying the acquisition method.

Lytus Tech Holdings Accounting for the Acquisition of Lytus India December 1, 2020

IFRS 3 defines a business as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities.”

Lytus India has significant on-ongoing business operations, processes, and outputs, Therefore, Lytus India meets the definition of a business as there are inputs and processes which have the ability to generate outputs (revenues). The guidance set forth in IFRS 3 requires an entity to account for each business combination by applying the acquisition method. The acquisition method requires the completion of the following steps:

1.	Identifying the acquirer;
2.	Determining the acquisition date;
3.	Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and
4.	Recognizing and measuring goodwill or a gain from a bargain purchase.

The Company has accounted for this business combination under the acquisition method of accounting in accordance with the provisions of IFRS 3.

Issue # 2: Who is the accounting acquirer?

The acquisition method is applied from the point of view of the acquirer – the entity that obtains control over an acquiree. An acquirer must therefore be identified for each business combination. In determining the accounting acquirer, IFRS 3 takes an in-substance approach rather than relying solely on the legal form of the transaction. This in-substance approach considers specific facts and circumstances beyond the rights of the combining entities themselves. It also considers the relative rights of the combining entities’ owners before and after the transaction.

A business combination may be consummated by forming a new entity (commonly characterized as a ‘NewCo’) that has no significant pre-combination activities than to issue shares to the shareholders of the combining companies. Generally, a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interest to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. The Company had no significant pre-acquisition activity and was formed for the sole purpose of issuing shares to the shareholders of the combining companies. Accordingly, management believes the Company is precluded from being the accounting acquirer. Lytus India is the accounting acquirer.

As the acquisition was accounted for as a business combination, a new basis of accounting for the Company’s assets and liabilities was established. As such, the 2020 financial activity will be presented in two periods. Financial activity prior to the acquisition is presented as “predecessor” using the previous basis of accounting (of Lytus India) and financial activity that occurred on or after the acquisition will be presented as “successor” using the new basis of accounting.

Issue #3: What is the acquisition date?

IFRS 3 defines the acquisition date as the date the acquirer obtains control of the acquiree. In a combination effected by a sale and purchase agreement, this is generally the specified closing or completion date (the date when the consideration is transferred and acquiree shares or underlying net assets are acquired).

Lytus Tech Holdings Accounting for the Acquisition of Lytus India December 1, 2020

The Company has determined that the acquisition close date of March 19, 2020 is the acquisition date as this is the day the Company gained control of Lytus India.

Issue #4: What is the fair value of the identifiable assets acquired and liabilities assumed?

The acquisition method requires the acquirer to recognize and measure assets acquired and liabilities assumed, separately from any goodwill and any noncontrolling interest in the acquiree, at fair value at the acquisition date. To assist with the identification and valuation of certain assets acquired and liabilities assumed in the acquisition, the Company engaged a third-party valuation specialist. The fair values for identifiable assets and liabilities are summarized below:

Carrying Value vs. Fair Value Analysis (in thousands)
	Carrying Value (INR)		Fair Value (INR)		Fair Value (USD)[1]	Valued by 3PS?
Assets:
Capital work in progress – trademark	INR	529,143	INR	529,143	$7,106	[Yes]
Cash and cash equivalents		13,629		13,629	183	No
Other current assets		439,454		439,454	5,902	No
Total assets	INR	982,226	INR	982,226	$13,191

Liabilities:
Borrowings	INR	1,112,579	INR	1,112,579	$14,942	[Yes]
Other current liabilities		61,185		61,185	822	No
Total liabilities	INR	1,173,764	INR	1,173,764	$15,764

Net assets (liabilities)		(191,538)	INR	(191,538)	$(2,573)

Working capital accounts

The carrying values of cash and cash equivalents accounts approximated the fair values and represent a level one fair value measurement. Management concluded that for other working capital accounts, the historical carrying value approximated fair value due to the short-term nature of the asset or liability.

Intangible assets

An essential part of the acquisition method is the recognition and measurement of identifiable intangible assets, separate from goodwill, at fair value. Intangible assets are identified based on the contractual-legal and separability criteria described in the guidance. All identifiable intangible assets are presumed to be reliably measurable and should be recognized and measured at fair value.

The relief from royalty method of the income approach was employed to value the trademark acquired. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset.

The Company determined an assigned useful life of 5 years related to the trademark acquired. The Company believes the assigned useful life to be appropriate.

[1]	Amounts converted at a rate of INR 1 = USD 0.01343 (as of March 19, 2020). Exchange rate data obtained from Oanda.com.

Lytus Tech Holdings Accounting for the Acquisition of Lytus India December 1, 2020

Borrowings (Debt)

Management’s significant assumptions in valuing borrowings assumed relate to the estimated discount rate and carrying the debt to maturity. The term of the assumed cash flows was consistent with the legal documents for the respective debt agreement.

Issue #5: Does the consideration transferred result in the recognition of goodwill or a bargain purchase?

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is also affected by assets and liabilities that are not recognized at their fair values (e.g., deferred income taxes).

Under IFRS 3, an acquirer in a business combination recognizes 100% of the fair value of the business acquired (i.e., the full fair value of the assets acquired, liabilities assumed and any noncontrolling interests, with certain exceptions) as of the acquisition date. This is referred to as the “fair value exercise” and is applicable without regard to the actual controlling ownership interest acquired. This principle applies whether control is obtained by purchasing an acquiree’s net assets, purchasing some (or all) of the acquiree’s equity interests, by contract alone, or by other means. The result under IFRS 3 is that recognized goodwill will represent all of the goodwill of the acquired business; not just the acquirer’s share.

IFRS 3 provides that the consideration transferred in a business combination is required to be measured at fair value, which is to be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

While the full goodwill of an acquired business is recognized under the acquisition method of accounting, goodwill generally is the residual amount after the recognition and measurement of all assets acquired, liabilities assumed, and any noncontrolling interests. Under IFRS 3 goodwill is calculated as the difference between the aggregate of the following:

1.	The acquisition-date fair value of the consideration transferred (i.e., the “purchase price”);
2.	The acquisition-date fair value of any noncontrolling interest in the acquiree; and
3.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and
4.	The amount of acquisition-date identifiable assets acquired net of liabilities assumed, both measured in accordance with the guidance in IFRS 3.

Based on the total purchase price of INR 150,650 (approximately $2,000) and the total fair value of net liabilities assumed of INR 191,538 (approximately $2,548), the Company will recognize goodwill of INR 342,188 (approximately $4,548). Goodwill recognized on the acquisition relates to the expected growth, cost synergies and the value of Lytus India’s workforce which cannot be separated and recognized as an intangible asset.

Annex C

Lytus Technologies Holdings PTV. LTD. A-21, 1st Floor, Ghanshyam Industrial Estate Off Veera Desai Road, Andheri West Mumbai, India 400053

To	File	Date	February 17, 2020
Re	Accounting for Reachnet Customer Acquisition Agreement	From	Management

Background

Lytus Technologies Holdings PTV. Ltd. (“Lytus”, “Lytus Group”, or the “Company”) is a growing platform services company primarily providing content and streaming services to users located all across India. The Company provides a wide range of streaming services and plans to expand its scope of business to cover telemedicine services. The Company is a holding company incorporated under the laws of British Virgin Islands (“BVI”) on March 16, 2020. On March 19, 2020, the Company entered into a definitive share purchase agreement with Lytus Technologies Private Limited (“Lytus India”).1

Research Action for Health Network (“Reachnet”) is a partnership of health systems, academic centers, and public health organizations that constitute an innovative data network for conducting efficient, multi-site research. With national and local collaborators, Reachnet implements research that addresses healthcare questions of critical importance to patients and clinicians and contributes to the evidence base that will inform more effective healthcare decision-making and improve population health.

In June 2019, Lytus India (“Buyer”) entered into an agreement with Reachnet (“Seller” and collectively with Lytus India, “Parties”) to acquire the customer / subscriber base (the “Asset”) of Reachnet (the “Customer Acquisition Agreement”). The key terms of the Customer Acquisition Agreement are summarized below:

1.	Pursuant to Section 1 of the Customer Acquisition Agreement, Commitment to Purchase and Sale of Customer List

Seller agrees to sell, convey, assign, deliver and transfer to Buyer, and Buyer agrees to purchase and acquire from Seller the existing and subsisting Customer List together with the corresponding right to receive income ("the Asset"). The Parties agree that this Agreement contemplates only the acquisition of the Asset by the Buyer and is not an agreement to acquire or purchase the business of the Seller.

2.	Pursuant to Section 2 of the Customer Acquisition Agreement, Closing

The Parties agree that the transaction shall be completed on the date (“Closing Date”) on which the Buyer’s parent, affiliate, group company, etc. is listed on a recognized stock exchange or any other date as may be mutually agreed to by and between the Parties.

Note: The Closing Date was determined to be March 26, 2020, the date when the Company’s Board of Directors passed a resolution to waive the 2.0 million subscriber base requirement (described further below).

3.	Pursuant to Section 5 and Annexure 1 of the Customer Acquisition Agreement, Purchase Price

As full payment and consideration for the purchase of the Asset, the Buyer shall pay the Seller an amount of Rs. 3,75,00,00,000.00/- (Rupees Three Hundred and Seventy-Five Crores Only) payable in 60:20:20 ratio. The 60% payment will be made on the Closing Date or by June 2020 whichever is later, 20% by June 2021 and remaining 20% by June 2022.

Note: Consideration for the purchase of the Asset above approximated USD $60.0 million.

[1]	The Company’s accounting conclusions with respect to its acquisition of Lytus India is documented in a separate memorandum. Please refer “Accounting for the Acquisition of Lytus India” memorandum for further discussion.

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

4.	Pursuant to Section 11 of the Customer Acquisition Agreement, Termination

a.	This Agreement may be terminated prior to the Closing only by mutual written consent of the Parties as follows:

i.	if the Closing shall not have occurred before December 31, 2019 ("Long top Date");

ii.	upon the issuance of any court order that is final and not appealable and would prevent the consummation of the transactions contemplated hereby;

iii.	either of the Parties breaches in any material respect any provision of this Agreement and that breach is not remedied within fifteen (15) Business Days or receiving a written notice to remedy such breach from the non-defaulting party;

iv.	a judgment has been entered against a party or any of their •respective affiliates restraining, prohibiting or declaring illegal the consummation of this Agreement or the transactions contemplated by this Agreement;

b.	Upon Termination of this Agreement, neither Party shall have any right, claim, title, etc. of any nature whatsoever against the other.

Further, in December 2019, Lytus India and Reachnet entered a supplemental agreement to the Customer Acquisition Agreement (“First Supplemental Agreement”). The First Supplemental Agreement assigned the income attributable to the Asset to Lytus India from April 1, 2019, and established the sale to be conditional upon Reachnet achieving 2.0 million subscribers by February 29, 2020, upon which the income accrued from the Asset beginning on April 1, 2019 would be payable to Lytus. The key terms of the First Supplemental Agreement are summarized below:

1.	Pursuant to Section 2 of the First Supplemental Agreement

The Seller agrees to transfer all of its customer base (present as on April 1, 2019 and future), the consolidated list of which is annexed here to Annexure 1 (omitted from this memo).

2.	Pursuant to Section 3 of the First Supplemental Agreement

The Seller also agrees and confirms that the income accrued and/or received from the Asset till date shall now, on signing of this agreement, accrue to the Buyer with effect from April 1, 2019.

3.	Pursuant to Section 5 of the First Supplemental Agreement

The Seller confirms that, upon signing of this agreement, the customer base and its corresponding income would be reserved and committed for the Buyer and be effectively transferred from the Seller to the Buyer on satisfaction of the condition subsequent.

4.	Pursuant to Section 6 of the First Supplemental Agreement

Both the parties have agreed to the condition subsequent as under:

a.	The total number of customers/subscribers of the Seller shall increase from the current 1.49 million to 2 million by February 29, 2020;

b.	The appointment of key management of Seller i.e. Mr. Jagj it Singh Kohli on the Board of Directors of the Buyer.

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

5.	Pursuant to Section 7 of the First Supplemental Agreement

Upon satisfaction of the Conditions Subsequent as stated above Seller shall transfer the monies accrued and received or receivable from customers/subscribers as-it-is with retrospective effect from April 1, 2019, and the Buyer shall make payment of Customer Acquisition Cost to the Seller.

6.	Pursuant to Section 9 of the First Supplemental Agreement

The parties hereto acknowledge and agree that the failure to satisfy the Condition Subsequent shall be breach of the Agreement dated June 20, 2019 and the same shall rescind automatically in such circumstances. In these circumstances, the income so received by Seller shall be considered as received in its own right and the arrangement shall be deemed to have never existed ab initio.

7.	Pursuant to Section 11 of the First Supplemental Agreement

On an ongoing basis, the Buyer has permitted the Seller to collect income on its behalf and to retain 61% of the gross revenue towards network support and cable services.

Management notes that due to the COVID-19 global pandemic and related lockdown (quarantine) measures instituted by the Indian government, Reachnet could not satisfy the specified minimum 2.0 million subscriber base within the timeline as outlined in the First Supplemental Agreement2. Accordingly, the Parties agreed to modify the performance condition and payment terms in the Customer Acquisition Agreement.

On March 26, 2020, Lytus Group and Reachnet mutually agreed to waive the performance condition (i.e., achievement of the specified subscriber base) and apply the effects of the agreement on an as-is basis. The arrangement was consummated on this date and Lytus India received rights to the contractual revenue (totaling USD $40.0 million retrospective from April 1, 2019) of the Asset and paid certain streaming service fees (totaling USD $25.0 million) to Reachnet. The Company recognized the net surplus approximating USD $15.0 million within “Other income.”3

In consideration for the Asset, Lytus India agreed to pay approximately USD $60.0 million payable in three tranches as described in Section 5 and Annexure 1 of the Customer Acquisition Agreement. Upon the Closing Date, the Company recorded a gross financial asset for approximately USD $15.0 million (related to the net revenue rights to be received) and a gross financial liability for USD $60.0 million related to the amount payable to Reachnet. 4

In June 2020, Lytus India and Reachnet entered a second supplemental agreement to the Customer Acquisition Agreement (“Second Supplemental Agreement”) whereby the Parties agreed to a restructured payment plan in which the total consideration would now be payable four tranches, the first of which was agreed to be INR 93.75 crores (or approximately USD $15.0 million). Pursuant to Section 2 of the Second Supplemental Agreement,

On account of the COVID-19 pandemic crisis, and with the lockdown currently being extended in the State of Maharashtra, and more particularly, in Mumbai, the Seller and the Buyer hereby agree to extend the payment deadlines for the payment of INR 375 crores under the contract as under:

a.	First 25% of the total amount would be payable on July 31, 2020, or at a mutually agreeable date upon the ending of the COVID-19 lockdown restrictions.
b.	Second 25% of the total amount would be payable at a mutually agreeable date, but no later than March 31, 2021.

[2]	At the Closing Date, the total subscriber base approximated 1.8 million users.
[3]	The Company’s conclusions with respect to the recognition of USD $15.0 million within “Other income” is documented in a separate memorandum. Please refer to “Memo IFRS 15 Memo – June 5, 2020” for further discussion.
[4]	Please refer to separate analysis included within this memorandum for discussion on recognition and measurement of financial instruments in connection with the Asset acquisition.

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

c.	Third 25% of the total amount would be payable at a mutually agreeable date, but no later than 31 March 2022.
d.	Remaining 25% of the total amount would be payable at a mutually agreeable date, but no later than 31 March 2023.

The purpose of this memorandum is to document the Company’s accounting for the following:

1.	The acquisition of the Asset; and
2.	The offsetting of the Company’s financial assets and liabilities with respect to Reachnet.

Documents Reviewed

In connection with this analysis, Management reviewed the Customer Acquisition Agreement and related amendments.

Issues

1.	Accounting for Business Combinations – Should the Company account for the acquisition of the Asset as a business combination?
2.	Financial Instruments Measurement – How should the Company recognize and measure financial instruments related to the Customer Acquisition Agreement with Reachnet?
3.	Balance Sheet Offsetting – Should the Company offset the financial instruments recognized in connection with the Customer Acquisition Agreement with Reachnet?

Authoritative Guidance

•	IFRS 3, Business Combinations;
•	IFRS 9, Financial Instruments;
•	IFRS 15, Revenue from Contracts with Customers;
•	IAS 32, Financial Instruments: Presentations.

Discussion and Analysis

Issue #1: Should the Company account for the acquisition of the Asset as a business combination?

IFRS 3 defines a business combination as a transaction or other event in which an acquirer (an investor entity) obtains control of one or more businesses. If the (net) assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. An entity shall account for each business combination by applying the acquisition method.

IFRS 3 defines a business as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities.”

As discussed, in the “Background” section above, the Company acquired the customer / subscriber base of Reachnet.

Optional Test to Identify Concentration of Fair Value

IFRS 3 sets out an optional concentration test that enables an acquirer to conduct a simplified assessment of whether an acquired set of activities and assets is not a business [IFRS 3.B7A]. The concentration test focuses on assessing the concentration of the fair value of gross assets acquired. If substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.

IFRS 3 does not provide a definition of “substantially all”, however, this term is often considered to mean at least 90% in practice. Gross assets acquired excludes cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities [IFRS 3.B7B(a)]. The fair value of the gross assets acquired includes any consideration transferred (plus the fair value of non-controlling interests and the fair value of any previously held interest) more than the fair value of net identifiable assets acquired [IFRS 3.B7B(b)].

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

For the concentration test, a single identifiable asset includes any individual asset or group of assets that would be recognized and measured as a single identifiable asset in a business combination [IFRS 3.B7B(c)]. The following are not considered similar assets:

1.	A tangible asset and an intangible asset;
2.	A financial asset and a non-financial asset;
3.	Different classes of identifiable intangible assets;
4.	Different classes of tangible assets;
5.	Different classes of financial assets; and
6.	Identifiable assets within the same asset class that have significantly different risks [IFRS 3.B7B(f)].

Concurrent with the Company’s acquisition of the Asset, the Company entered into a services agreement with Reachnet whereby Reachnet will provide management services with respect to the Asset (akin to a transition services agreement). Transition service agreements (TSAs) are often entered into in connection with a business combination. The services are generally provided by the seller to the acquirer for a specified period of time following the acquisition and may be at no cost, at a cost below fair market value of the services, or at fair market value. In such cases, the acquirer should consider whether a portion of the consideration paid should be allocated to the services to be rendered in the future. Fees payable to Reachnet are based on 61% of the total gross revenues attributable to the Asset. Reachnet is responsible for all direct and indirect expenses related to such management services. The management services agreement is perpetual in nature unless terminated earlier. Based on the Company’s understanding of the nature of the services agreement and discussions held with Reachnet regarding the fee structure, Management believes the fee arrangement is at fair market value and no purchase consideration will be allocated to the arrangement.

The Company further notes that no liabilities, obligations, expenses or other commitments of Reachnet were assumed by the Company in connection with the closing of the transaction.

Based on Management’s review of all transaction documents, as well as its understanding of the specific facts and circumstances of the transaction, Management believes the Company acquired a single asset (i.e., customer / subscriber base). Accordingly, Management concluded the concentration test is met. The value of the customer / subscriber base equates to 100% of the value of the total assets acquired. Accordingly, the Asset does not meet the definition of a business. The Company will account for the acquisition of the customer / subscriber base as an asset acquisition.

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

Issue #2: How should the Company recognize and measure financial instruments related to the Customer Acquisition Agreement with Reachnet?

IFRS 9 (which replaced IAS 39) provides guidance for the classification and measurement of financial instruments.

Financial Assets

IFRS 9 is based on the concept that financial assets should be classified and measured at fair value, with changes in fair value recognized in profit and loss as they arise (“FVPL”), unless restrictive criteria are met for classifying and measuring the asset at either Amortized Cost or Fair Value Through Other Comprehensive Income (“FVOCI”). The framework for determining when the Amortized Cost, FVOCI or FVPL categories apply is as follows:

The practical implication of these criteria is that, subject to a special FVOCI designation option for investments in equity instruments, only loans, receivables, investments in debt instruments and other similar assets (hereinafter referred to as “loans and receivables”), can qualify for measurement at Amortized Cost or FVOCI. The critical issues in these assessments are whether:

•	The objective of the entity’s business model is to hold assets only to collect cash flows, or to collect cash flows and to sell (“the Business Model test”), and
•	The contractual cash flows of an asset give rise to payments on specified dates that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding (“the SPPI test”).

Both of these tests have to be met in order to account for an instrument at Amortized Cost or FVOCI. In evaluating the financial asset to be recorded upon closing of the Asset acquisition with Reachnet, the Company concluded the following:

1.	The Company’s intent is to hold the financial asset to collect contractual cash flows;
2.	The contractual cash flows is comprised of payments by Reachnet on specified dates based solely on outstanding amounts owed;
3.	The Company did not elect the fair value option.

Based on the above valuation, the Company recognized the receivable due from Reachnet at amortized cost which approximated $15.0 million. Further, concurrent with the recognition of the receivable due from Reachnet, the Company recognized revenues approximating $15.0 million related to the income accrued and/or received from the Asset from April 1, 2019 through March 31, 2020. Such amounts were recognized concurrently as there is no continuing performance obligation (as provided for under IFRS 15) and the Company has an enforceable right to payment for performance completed.

Financial Liabilities

The IFRS 9 accounting model for financial liabilities is broadly the same as that in IAS 39. Under IFRS 9, there will be the same two financial liability classification categories as existed under IAS 39:

1.	Financial liabilities at fair value through profit or loss
2.	Financial liabilities at amortized cost.

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

Financial liabilities are generally classified and measured at amortized cost, unless they meet the criteria for classification at fair value through profit or loss. A financial liability is classified as a financial liability at fair value through profit or loss if it meets one of the following conditions:

1.	It is held for trading; or

Analysis: A financial liability is held for trading if it meets one of the following conditions:

a.	It is incurred principally for the purpose of repurchasing it in the near term
b.	On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, or
c.	It is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

As none of the criteria as outlined above is met, the Company concluded the financial liability is not held for trading.

2.	It is designated by the entity as at fair value through profit or loss (note that such a designation is only permitted if specified conditions are met).

Analysis: The Company did not elect the fair value option.

Based on the above valuation, the Company recognized the liability due to Reachnet at amortized cost which approximated $60.0 million.

Issue #3: Should the Company offset the financial instruments recognized in connection with the Customer Acquisition Agreement with Reachnet?

IAS 32 defines a financial asset as any asset that is cash; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or a contract that will or may be settled in the entity’s own equity instruments and is a non-derivative for which the entity is or may be obliged to receive a variable number of the entity’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments. For this purpose the entity’s own equity instruments do not include puttable financial instruments classified as equity instruments in accordance with paragraphs 16A and 16B, instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation and are classified as equity instruments in accordance with paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the entity’s own equity instruments.

IAS 32 defines a financial liability as a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or a contract that will or may be settled in the entity's own equity instruments and is a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity's own equity instruments. For this purpose, the entity's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments; puttable instruments classified as equity or certain liabilities arising on liquidation classified by IAS 32 as equity instruments.

Lytus Tech Holdings Accounting for Reachnet Customer Acquisition Agreement February 16, 2021

IAS 32.15 states that the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

Management considered the substance of the transaction and determined the net revenue rights (totaling USD $15.0 million) represent a financial asset and the consideration payable to Reachnet (totaling USD $60.0 million) represents a financial liability.

IAS 32.42 also states that a financial asset and a financial liability should be offset and the net amount reported when, and only when, an entity currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Additionally, pursuant to IAS 32.43, when an entity has the right to receive or pay a single net amount and intends to do so, it has, in effect, only a single financial asset or financial liability. In other circumstances, financial assets and financial liabilities are presented separately from each other consistently with their characteristics as resources or obligations of the entity.

Management considered the above guidance in its evaluation related to the offsetting of amounts. Based on the specific facts and circumstances, Management determined the offsetting of receivables and payables was not appropriate as, at the onset of the arrangement, it was the intention of the Parties to settle the revenue rights to be received by Lytus and the consideration payable to Reachnet on a gross basis. As such, the second criteria of IAS 32.42 has not been satisfied (intent to settle on a net basis). The Company concluded it should not offset the financial asset and financial liability.

Subsequent Evaluation of Prior Accounting Conclusions

As lockdown restrictions continued throughout 2020 and as economic conditions did not improve subsequent to the Closing Date, both Parties have been unable to meet current obligations with respect to settlement of amounts owed to and from the Parties. In late January into early February 2021, the Company entered into negotiations to discuss the possible net settlement of current amounts due. On February 5, 2021, the Company executed an amended agreement (in connection with these negotiations) in which both Parties may agree to offset, in whole or in part, the first tranche payment by the Company (totaling USD $15.0 million) for the Asset with amounts due to the Company by Reachnet for the net revenue rights (totaling USD $15.0 million) on or prior to March 31, 2021.

In connection with the execution of the aforementioned amendment, Management considered the impact of the offsetting of amounts on prior revenue conclusions reached with respect to the net surplus recognized on March 26, 2020 (totaling USD $15.0 million).

Management does not believe the execution of this amendment requires an adjustment to prior revenue recognized based on the following:

1.	The Parties continue to make concerted efforts to settle current obligations gross;
2.	The ongoing global pandemic and lockdown restrictions were unforeseen at the Closing Date and continues to be an evolving situation;
3.	The Company has engaged a third-party service provider to assist with an audit of Reachnet subscribers pertaining to the revenue right receivables. Upon completion of this audit (which is expected in early March 2021), the Parties will settle amounts gross as originally intended;
4.	Management believes the change in specific facts and circumstances which exist as of the date of this memorandum are analogous to a change in estimate with prospective accounting only.

Based on the Third Supplemental Agreement and the engagement letter for the subsequent technical review, management believes there is no contingency that will impact the accounting treatment of the transaction (i.e., acquisition of subscribers). Accordingly, no adjustment to previously recognized revenues will be made. Management believes prior conclusions reached based on the specific facts and circumstances which existed at the Closing Date remain appropriate.

Annex D

Memo

Date:	June 5, 2020

From:	Lytus Technologies Private Limited

Subject:	Revenue from Contract with Customers for the period ended March 31, 2020

Primary Accounting Literature: IFRS 15 – Revenue from Contract with customers

Brief Background of the Company:

Lytus Technologies Private Limited is a Private Company is engaged in the streaming and content management business.

Background of IFRS 15 :

The principles in IFRS 15 are applied using the following five steps:

1. Identify the contract(s) with a customer.

2. Identify the performance obligations in the contract.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

Definition of customer as per IFRS 15

The standard defines a customer ‘as a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration’.

Performance obligation:

A promise in a contract with a customer to transfer to the customer either:

a)	a good or service (or a bundle of goods or services) that is distinct; or
b)	a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Step 1: Identify the contract(s) with a customer.

IFRS 15 Reference:

To apply the model in IFRS 15, an entity must first identify the contract, or contracts, to provide goods and services to customers.

A contract must create enforceable rights and obligations to fall within the scope of the model in the standard. Such contracts may be written, oral or implied by an entity’s customary business practices.

Attributes of a contract:

-	The parties have approved the contract and are committed to perform their respective obligations.
-	Each party’s rights regarding the goods or services to be transferred can be identified.
-	Payment terms can be identified.
-	The contract has commercial substance.
-	It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Lytus India acquired subscribers (along with their corresponding revenue entitlement) from Reachnet India Pvt. Ltd. with effect from April 1, 2019, through a Customer Acquisition Contract dated June 20, 2019. However, during the year, there is no direct contract between Lytus India and the subscribers. And Lytus India does not bear the burden of performance obligation vis-à-vis the subscribers.

Under the terms of the agreement signed between the parties, Reachnet and Lytus India agreed that the accrual and remittance of the streaming revenue for the period April 1, 2019 through March 31,2020, would be transferred on March 26, 2020. With effect from March 26, 2020, Lytus India has assumed control over the subscribers and is the legal and beneficial owner of contract for streaming services. However, there is no change during the year from the perspective of the contractual performance obligation for performing streaming services to subscribers.

Under the terms of the agreement, while the legal and beneficial ownership of the Customer contract vests in Lytus, Reachnet would continue to provide streaming services to Lytus’ customers on the basis of the under the terms of the Services Agreement signed between the parties under which Lytus India would pay 61% of the streaming revenue to Reachnet.

Analysis: In absence of direct contract, Lytus India did not bear the ultimate responsibility for the performance obligation during the year. Hence, contractual revenue for Year ended March 31, 2020 is recognized as “Other Income” in the books of Lytus India.

Step 2: Identifying the promised goods and services in the contract

IFRS 15 Reference:

At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

(a) a good or service (or a bundle of goods or services) that is distinct; or

(b) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer

The contract with subscribers is for the provision of streaming services. The streaming services are provided through streaming devices placed at each subscriber’s household. The Subscriber Management System shall, on payment of subscription fees in advance, shall send the encryption code and activate the device for streaming services. Reachnet has 1.84 million devices placed at subscriber’s households. The devices are activated each month and services are provided through these devices to the subscribers for that month.

Lytus India did not bear the ultimate responsibility for the performance of the promised services in the contract.

Analysis: Lytus India did not bear the ultimate responsibility for the performance obligation during the year. The aggregate contractual revenue (from April 1, 2019) is therefore recognized as “Other Income” in the books of Lytus India.

Step 3: Determine the transaction price.

IFRS 15 Reference:

An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

The nature, timing and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

(a) variable consideration (paragraphs 50–55 and 59);

(b) constraining estimates of variable consideration (paragraphs 56–58);

(c) the existence of a significant financing component in the contract (paragraphs 60–65);

(d) non-cash consideration (paragraphs 66–69); and

(e) consideration payable to a customer (paragraphs 70–72)

Effective March 26, 2020, Lytus India has the right to determine the transaction price under the subscriber’s contract. The entitlement rights over contract revenue from April 1, 2019 is accordingly, recorded as Other Income.

Analysis: The transaction price is generally determined under the Governmental regulations. Further, Lytus India did not have direct contract with the subscribers. Hence, the contract revenue is recognized as “Other Income” in the books of Lytus.

Step 4: Allocate the transaction price to the performance obligations in the contract.

IFRS 15 Reference:

During the year, there is only one distinct performance obligation under the contract. Reachnet has performed these services.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

IFRS 15 Reference:

Under IFRS 15, an entity only recognizes revenue when it satisfies an identified performance obligation by transferring a promised good or service to a customer. A good or service is considered to be transferred when the customer obtains control.

IFRS 15 states that “control of an asset refers to the ability to direct the use of and obtain substantially all of the remaining benefits from the asset”

The IASB explained in the Basis for Conclusions that control should be assessed primarily from the customer’s perspective.

IFRS 15.35 states that an entity transfers control of a good or service over time if one of the following criteria are met:

• As the entity performs, the customer simultaneously receives and consumes the benefits provided by the entity’s performance.

• The entity’s performance creates or enhances an asset (e.g., work in progress) that the customer controls as the asset is created or enhanced.

• The entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

Analysis: The revenue recognized under the contract falls outside the scope of IFRS 15. Lytus India did not bear the ultimate performance responsibility for the performance obligation during the year.

Effective March 26, 2020, Lytus India concurrently receives contractual revenue (US$ 40 million) from, and pays streaming service fee (US$ 25 million) to, Reachnet. Accordingly, the net amount of US$ 15 million is recognized as “Other Income” in the books of Lytus.

Conclusion:

On Prima Facie, it seems that the contract revenue arising under the contract falls outside the scope of IFRS 15. During the year, Lytus India did not have direct contract with the subscribers and did not bear the ultimate responsibility for the performance obligation.

Further, on March 26, 2020, Lytus India concurrently receives contractual revenue from, and pays streaming service fee to, Reachnet.

Therefore, the contract revenue from April 1, 2020 is recognized at net level under “Other Income” in our books.

Additional context – Application of IFRS15:35(c) :-

However, the sub-set to IFRS 15 provides for recognition of income where it satisfies the conditions of IFRS 15:35.

Background:

Under IFRS 15, an entity only recognizes revenue when it satisfies an identified performance obligation by transferring a promised good or service to a customer. On March 26, 2020, Lytus India acquired 1.8 million subscribers with retrospective effect from April 1, 2019. Along with the subscriber base, Lytus India has also acquired the revenue entitlement rights arising from the services provided to the said 1.8 million subscribers, under the retrospective effect. In effect, the customer contracts were retrospectively assigned to Lytus India and accordingly, it had an enforceable right to payment for performance completed to date.

On March 26, 2020, the accrual and remittance of streaming revenue for the period April 1, 2019 through March 31, 2020, would be aggregated and transferred by Reachnet to Lytus India. Simultaneously, on March 26, 2020, the operating expenses (streaming fees) for the period April 1, 2019 through March 31, 2020 would be aggregated and retained by Reachnet.

The aggregated income (retrospectively from April 1, 2019) and aggregated costs for streaming services to service provider (Reachnet) was adjusted and recorded at net levels in the books of Lytus India. It was on March 26, 2020 that both the parties agreed to adhere to the terms of the agreement and agreed on the aggregate (net) amount payable to and by Lytus India.

As per IFRS 15, Criteria for recognition of revenue over time

When any of the following criteria are met, this demonstrates that the entity is transferring control of a good or service over time (i.e. satisfying a performance obligation over time) and, consequently, should recognize revenue over time: [IFRS 15:35]

(a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b) the performance of the entity creates or enhances an asset (e.g. work in progress) that the customer controls as the asset is created or enhanced; or

(c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

Application of paragraph 35(c)

Applying paragraph 35(c), an entity recognizes revenue over time if (i) the asset created by an entity’s performance does not have an alternative use to the entity; and (ii) the entity has an enforceable right to payment for performance completed to date. The underlying objective of the criterion in paragraph 35(c) is to determine whether the entity transfers control of goods or services to the customer as an asset is being created for that customer (paragraph BC143). It is the payment the entity is entitled to receive under the contract with the customer relating to performance under that contract that is relevant in determining whether the entity has an enforceable right to payment for performance completed to date.

The assessment of whether an entity has an enforceable right to payment for performance completed to date requires an entity to consider the rights and obligations created by the contract, taking into account the legal environment within which the contract is enforceable. Accordingly, the outcome of an entity’s assessment depends on the particular facts and circumstances of the contract.

It is assumed that (i) the entity has determined that the contract does not meet the criteria in paragraphs 35(a) and 35(b); and (ii) the contract meets the first and second part of the criterion in paragraph 35(c) because the entity’s performance does not create an asset with an alternative use to the entity.

In line with this objective and IFRS 15:38, it is the payment the entity is entitled to receive under the existing contract with the customer relating to performance under that contract that is relevant in determining whether the entity has an enforceable right to payment for performance completed to date.

Entity’s performance does not create an asset with an alternative use

An asset is considered to have no alternative use to an entity if either: [IFRS 15:36]

●	the entity is restricted by contract from readily directing the asset for another use during the creation or enhancement of that asset; or

●	the entity is limited in practice from readily directing the asset in its completed state for another use.

In order to assess whether an asset has an alternative use to an entity in accordance with IFRS 15:36, the entity should consider the effects of contractual restrictions and practical limitations on its ability to readily direct that asset for another use (e.g. selling it to a different customer). The possibility of the contract with the customer being terminated is not relevant to this assessment. [IFRS 15:B6]

A contractual restriction must be substantive in order for the asset not to have an alternative use to the entity, meaning that a customer could enforce its rights to the promised asset if the entity tried to direct the asset for another use. [IFRS 15:B7]

Enforceable right to payment for performance completed to date

To evaluate whether an enforceable right to payment for performance completed to date exists, the terms of the contract should be considered, as well as any laws that apply to the contract. The right to payment for performance completed to date does not need to be for a fixed amount. However, at all times throughout the contract, the entity must be entitled to an amount that at least compensates it for performance completed to date if the contract is terminated by either the customer, or another party, for reasons other than the entity’s failure to perform as promised. [IFRS 15:37]

Compensation for a reasonable profit margin need not equal the profit margin expected if the contract was fulfilled as promised, but an entity should at least be entitled to either of the following amounts: [IFRS 15:B9]

1. (a) a proportion of the expected profit margin in the contract that reasonably reflects the extent of the entity’s performance under the contract before termination by the customer (or another party); or

2. (b) a reasonable return on the entity’s cost of capital for similar contracts (or the entity’s typical operating margin for similar contracts) if the contract-specific margin is higher than the return the entity usually generates from similar contracts.

Analysis:

In the present case, Lytus acquires the subscribers, along with the revenue entitlement rights, retrospectively from April 1, 2019. This arrangement was agreed and accepted by both the parties to the contract (dated June and December 2019). Further, March 26, 2020 is the effective date on which the transfer of subscribers was completed, wherein the “entitlement right to performance completed to date” was also effectuated as on this date.

Based on IFRS 15:35(c), Lytus India has an enforceable right to receive compensation for the expected profit margin in the contract that reasonably reflects the extent of Lytus India’s performance under the contract. Accordingly, after deducting streaming fee, the “Other Income” and “Receivable” was recorded at net figure.

The income entitlement right is accounted as “other income” as such no guidance is available for accounting of entitlement rights in IFRS, except the above reference. And hence, the surplus as explained below is accounted as other income.

The Group has acquired 1.8 million subscriber connections from a licensed streaming company (Reachnet), through the Agreements and the income entitlement rights from April 1, 2019, for a consideration of US$ 59 million. On March 26, 2020, the arrangement was consummated when pre-conditions were waived by mutual consent. The net surplus remaining with the Company is approximately US$ 15 million. Considering that the acquired customers were integrated into the Group’s normal course of business on March 26, 2020, the revenue arising therefrom is recognized as “other income.